UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company)

interclick, inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Katz

Chief Executive Officer

interclick, inc.

11 West 19th Street, 10th Floor

New York, New York 10011

(646) 722-6260

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of interclick, inc. (“interclick”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, as amended by Amendment No. 1 filed with the SEC on November 17, 2011, Amendment No. 2 filed with the SEC on November 18, 2011, and Amendment No. 3 filed with the SEC on November 22, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innsbruck Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by the Purchaser and Yahoo! with the SEC on November 15, 2011, pursuant to which the Purchaser has offered to purchase all of the issued and outstanding shares of common stock of interclick at a price per share of $9.00, net to the holder thereof in cash, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the section entitled “Litigation” the following:

On November 22, 2011, the Supreme Court of the State of New York, County of New York, ruling orally, granted a stay of the Elghanian Action in favor of the actions proceeding in the Chancery Court of Delaware. On November 23, 2011, the Delaware Court of Chancery entered an Order consolidating the Lieberman Action and the Whaley Action. A copy of the Delaware Court of Chancery’s Order is attached hereto as Exhibit (g)(7) and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(g)(7)	Order of Consolidation and Appointment of Co-Lead Counsel, issued by the Delaware Court of Chancery on November 23, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

interclick, inc.

By:	/s/ Roger Clark
Name:	Roger Clark
Title:	Chief Financial Officer

Date: November 23, 2011